Exhibit 99

March 18, 2025

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Intimation of Board Meeting of HDFC Bank Limited to be held on April 19, 2025

We wish to inform you that a meeting of the Board of Directors of HDFC Bank Limited (“the Bank”) is scheduled to be held on Saturday, April 19, 2025 to inter-alia consider the following:

•	Approval of the audited standalone financial results of the Bank for the quarter/year ended March 31, 2025;

•	Approval of audited consolidated financial results for the quarter/year ended March 31, 2025;

•	Recommendation of dividend, if any, for the financial year 2024-25 including fixation of record date for the same; and

•

Annual renewal of issuance of Long-Term Bonds (Financing of Infrastructure and Affordable Housing), Perpetual Debt Instruments (part of Additional Tier I capital) and Tier II Capital Bonds over the period of next twelve months through private placement mode.

We also wish to inform you that the window for trading in securities of the Bank shall remain closed from Tuesday, March 25, 2025 to Monday, April 21, 2025 (both days inclusive) for the designated employees and their immediate relatives, pursuant to the Bank’s Share Dealing Code.

This is for your information and appropriate dissemination.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary & Head – Group Oversight